Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
Appendix 4D – Half Year Ended 30 September 2008

	Half Year Ended 30 September
	2008		2007
	US$M		US$M		Movement
Key Information
Net Sales From Ordinary Activities		706.9		814.5	Down	13%
Profit From Ordinary Activities After Tax Attributable to Shareholders		154.9		58.2	Up	166%
Net Profit Attributable to Shareholders		154.9		58.2	Up	166%
Net Tangible (Liabilities) Assets per Ordinary Share	US$	(0.27)	US$	0.24	Down	—
Dividend Information
•	No interim dividend for fiscal year 2009 will be paid to share/CUFS holders.
•	A final dividend for fiscal year 2008 of US 8.0 cents per share/CUFS was paid to share/CUFS holders on 11 July 2008.
Movements in Controlled Entities during the half year ended 30 September 2008
The following entities were created: James Hardie Pulp Co., Inc. (6 June 2008) and JH U.S. Holdings, Inc. (6 June 2008).
On 8 August 2008, James Hardie Australia Finance Pty Ltd was reinstated but remained in liquidation.
Review
The results and financial information included within this half year report have been prepared using US GAAP and have been subject to an independent review by external auditors.
Results for the 2nd Quarter and half year ended 30 September 2008
Contents
1.      Media Release
2.      Management’s Analysis of Results
3.      Management Presentation
4.      Consolidated Financial Statements
James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited. The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2008 Annual Report which can be found on the company website at www.jameshardie.com.